April 8, 2024

VIA EDGAR

Mr. Robert Augustin

Division of Corporation Finance

Office of Industrial Applications and Services

 United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Scientific Industries, Inc. Registration Statement on Form S-1 Filed March 15, 2024 File No. 333-278009

Dear Mr. Augustin,

On behalf of Scientific Industries, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated March 29, 2024 and the additional comments you provided in our telephone conversation on April 1,2024, regarding the Company’s Registration Statement on Form S-1 filed on March 15, 2024. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

Cover Page

1.

Please indicate on the cover page that 4,535,000 shares of Common Stock subject to the S-1 are issuable upon conversion of warrants as disclosed in the filing fee exhibit and the Description of the Private Placement section.

Response: We will revise the cover page to indicate that of the 8,035,000 shares of Common Stock being registered for resale by the Selling Stockholders 4,535,000 are shares issuable upon exercise of the Warrants.

Selling Stockholders, page 14

1. Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, and that some of the selling stockholders may be affiliates of the registrant, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

Response: We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which selling securityholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of the 8,035,000 shares (the “Shares”) of the Company’s common stock, par value $0.05 per share (“Common Stock”), to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

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Background.

On December 13, 2023, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (“investors” or the “Selling Stockholders”), pursuant to which the Company agreed to sell in a private placement Units for a purchase price of $2.00 per Unit (the “Offering”).  Each Unit comprised (i) one share of the Company’s Common Stock and (ii) a warrant (each, a “Warrant”) to purchase shares of the Company’s Common Stock at an exercise price of $2.50 per share.  The number of shares issuable upon exercise of a Warrant issued to an investor was equal to either 100% or 160% of the number of Units purchased, depending on the aggregate number of Units purchased by such investor.  The Company received approximately $7,000,000 in gross proceeds from the Offering.  Pursuant to the terms of the Securities Purchase Agreement, the Company also entered into a Registration Rights Agreement with the investors and agreed to use its reasonable efforts to prepare and file with the Securities and Exchange Commission a registration statement providing for registration and resale, on a continuous or delayed basis pursuant to Rule 415, of all of the shares of Common Stock included in the Units (including the shares of Common Stock issuable upon exercise of the Warrants).

Analysis.

In an effort to assist registrants in determining whether an offering by Selling Stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the Selling Stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

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Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How long the Selling Stockholders Have Held the Shares.

The Registration Statement relates to the sale by the Selling Stockholders of shares of Common Stock (including shares of Common Stock issuable upon exercise of Warrants), issued in the Offering that commenced on December 13, 2023 and was completed on January 17, 2024.   Accordingly, as of the date of this letter, some of the shares of Common Stock that are the subject of the Registration Statement have been held by the Selling Stockholders for almost four months and other shares have been held for almost three months, depending on the date of the closing at which the relevant Selling Stockholder purchased Units in the Offering.  The Selling Stockholders, therefore, have been at full economic and market risk on their investment for several months.

At the time of the purchase of the Units, the Selling Stockholders appreciated that the market for the Company’s Common Stock was not sufficiently liquid to accommodate sales of a significant portion of the shares of Common Stock included in the Units. Trading volume in the Company’s Common Stock is very limited given that the shares are not listed on a national securities exchange, but only are quoted on the OTCQB, an unorganized, inter-dealer, over-the-counter market, which provides significantly less liquidity than a national securities exchange. Based on the size of the Selling Stockholders’ respective investments, it is unlikely that any of them would consider selling their shares of Common Stock unless there was sufficient liquidity at a trading price substantially above their respective investment amounts, which has not been the case.  We further note that the exercise price of the Warrants is greater than both the purchase price of the Units and the current (as of the date of this letter) trading price for the Common Stock.

Factor 2: The Circumstances Under Which the Selling Stockholders Received Their Shares.

As discussed in the Registration Statement, the Selling Stockholders acquired their respective shares of Common Stock in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(2) or Regulation D of the Securities Act. In connection with the issuance of the Units, the Company entered into a registration rights agreement that provided the Company would be obligated to register the resale of the shares of Common Stock included in the Units (including those issuable upon exercise of the Warrants). Such a registration rights agreement is customary in private placements of this nature (i.e., PIPE transactions).

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Securities Purchase Agreement, each investor made customary investment and private placement representations to the Company, including that (i) the Units to be acquired by such investor under the Securities Purchase Agreement were acquired for such purchaser’s own account and not with a view to the resale or distribution of any part thereof, (ii) such purchaser was aware that the offer and sale of the Units to it had not been, and, except as contemplated by the Registration Rights Agreement, would not be, registered under the Securities Act or any state securities Laws, were being offered and sold in reliance upon exemptions from the registration requirements of the Securities Act and that the Units purchased under the Securities Purchaser Agreement may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption from registration requirements thereunder.

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Moreover, each Selling Stockholder represented that it was an Accredited Investor, could bear the economic risk of its investment and had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of an investment in the securities.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares of Common Stock. The Selling Stockholders purchased the securities in an arm’s length transaction in circumstances that do not indicate that they would be our underwriters.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of any Selling Stockholder has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that any Selling Stockholder has taken any actions to condition or prime the market for the potential resale of the shares registered on its behalf.

Factor 3: The Selling Stockholders’ Relationship to the Company.

The Selling Stockholders are the fifty-seven investors who participated in the Offering.  All of the Selling Stockholders are private individuals or private investment entities.  Five of the Selling Stockholders made their first investment in the Company in the Offering.  The remaining approximately 90% of the Selling Stockholders have been long-time investors in the Company.  In addition, none of the Selling Stockholders was an affiliate of the Company prior to the Offering, other than directors and executive officers of the Company who purchased approximately six per cent of the shares of Common Stock (including shares issuable upon exercise of the Warrants) in the Offering.  As a result of their participation in the Offering, only the holdings of five of the Selling Stockholders now exceed ten per cent (10%) of the Company’s outstanding shares of Common Stock and such Selling Stockholders are now deemed to be affiliates of the Company.

The registration rights granted to the Selling Stockholders under the Registration Rights Agreement entered into in connection with the private placement are customary and are not indicative of any desire of the Selling Stockholders to sell or distribute the shares of Common Stock on behalf of the Company, or at all.  The Selling Stockholders negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Securities Purchase Agreement and the Registration Rights Agreement, the Company would not be filing the Registration Statement.

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None of the Selling Stockholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are ever resold at all under the Registration Statement.

Finally, the Company will not receive any of the proceeds from any resale of shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved.

The Company is seeking to register 8,035,000 shares of Common Stock for resale (including 4,350,000 shares issuable upon exercise of the Warrants), which represents approximately 53.4% of the Company’s outstanding shares of Common Stock (after giving effect to the Offering and assuming exercise of the Warrants). While the number of shares being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Compliance and Disclosure Interpretation 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Stockholders are acting as conduits for the issuer to effect a primary offering.  It is also interesting to note that the last reported closing price for a share of the Company Common Stock on November 3, 2023 on the OTC Bulletin Board was $3.78, but the price had declined by December 13, 2023 so the purchase price for a Unit was set at $2.00.  The number of shares of Common Stock to be registered under the Registration Statement would have been significantly lower if the price of a share of Common Stock on the OTC Bulletin Board had remained at the higher level.

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Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

The Selling Stockholders are private investment funds. The Company is not aware of any Selling Stockholder being a broker dealer or being affiliated with a broker-dealer.

Accordingly, we believe that none of the features commonly associated with a person’s acting as an underwriter are present.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Based on the foregoing analysis, we respectfully submit that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired their respective shares of Common Stock almost four months ago, each in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company. Since that time, the Selling Stockholders have borne the full economic risk of ownership of their investments. To our knowledge, the Selling Stockholders comprise private individuals and private investment funds not involved in the business of underwriting securities. None of the Selling Stockholders is acting on our behalf with respect to the shares being registered for resale under the Registration Statement.

For the reasons described above, we respectfully submit to the Staff that the proposed resale of the shares of Common Stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (212) 209-3031.

Very truly yours,

John F.F. Watkins

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EXHIBIT A

SCIENTIFIC INDUSTRIES, INC.

80 Orville Drive, Suite 102

Bohemia, New York 11716

Tel: (631) 567-4700

April 8, 2024

 In connection with its response to the United States Securities and Exchange Commission's comment letter, dated March 29, 2024, Scientific Industries, Inc. (the "Company") acknowledges the following: ·

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and ·
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SCIENTIFIC INDUSTRIES, INC.

By:	/s/ Helena Santos
Chief Executive Officer

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